LATHROP & GAGE L.C.
2345 GRAND BOULEVARD, SUITE 2800
KANSAS CITY, MISSOURI 64108

April 11, 2006

Via Facsimile (202) 772-9203
and Edgar

Celeste M. Murphy, Esq.
Special Counsel
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0306

Re:Boston Financial Qualified Housing Tax Credits L.P. III

Schedule TO-T filed on March 10, 2006, by Paco Development, L.L.C.

File No. 5-81103

Dear Ms. Murphy:

We received your letter dated March 22, 2006 (the “Comment Letter”), in which you commented on the Schedule TO-T (the “Schedule TO”) described above. The responses of Paco Development, L.L.C. ("Paco") to your comments are set forth below. For your convenience, the original comments from your Comment Letter are reproduced below in bold type. Capitalized terms used herein have the same meanings as in the Schedule TO.

Introduction, page 4

1.
Please state the percentage of current outstanding units 11,400 units, the number of units sought by the purchaser, in the offer, represents of the current outstanding units. Further, please state that if all the units sought are acquired, the purchaser and the 13D Joint Filers will hold approximately 19.4% of the outstanding Units, as stated under your section on “Influence Over Future Voting Decisions” at page 19.

Response: The Schedule TO has been revised in response to your comment. Please note that Paco is amending the Offer to seek all of the outstanding Units.

Celeste M. Murphy, Esq.
April 11, 2006

Conditions of the Offer, page 12

2.
In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the first sentence of the last paragraph in this section, the phrase “regardless of the circumstances giving rise to such conditions” implies that you may assert an offer condition even when the condition is “triggered” by your own action or inaction. Please revise in accordance with our position.

Response: The Schedule TO has been revised in response to your comment.

Certain Information Concerning the Partnership, page 14

3.	Please note that the address of the SEC has changed to 100 F Street, N.E., Washington, D.C. 20549 and revise the reference throughout your disclosure accordingly.

Response: The Schedule TO has been revised in response to your comment.

Determination of Offer Price, page 15

4.
Provide a more precise description of the method underlying the Purchaser’s calculation of the offer price, including any assumptions made, and quantify the calculations where practicable. Security holders need to know what valuation methodologies were used in deciding the amount of the consideration offered. The bidder should summarize how the offer price was determined. If you prepared a valuation for the partnership, it should disclose the value along with the basis for the value. If you decided not to perform a valuation analysis please state your reasons for not doing so. Disclose any estimate of the fair market value of the Partnership’s property and the basis for the value. See Section 111B.1 of Exchange Act Release No. 34-43069 (July 24, 2000). We note that you did not obtain current independent valuations or appraisals of the assets nor did you develop an estimated current liquidation value.

Response: As set forth in the Offer to Purchase, in establishing the Offer price, Paco reviewed secondary market prices over the prior two years, which, according to Direct Investments Spectrum, ranged from $30.00 to $63.00. Additionally, Paco reviewed certain publicly available information including

Celeste M. Murphy, Esq.
April 11, 2006

among other things: (i) Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and (ii) other reports filed with the Securities and Exchange Commission, including the Partnership’s cash on hand, debt obligations and net income. Paco did not obtain independent valuations or appraisals of the assets. Paco did not develop an estimated current liquidation value or valuation for the Partnership’s Units due to the Partnership not granting Paco access to the Partnership’s books and records or the partnership agreements in the limited partnerships that the Partnership has an interest. Paco believes this information is necessary to establish a valuation for the Partnership.

5.
Tell us, in a supplemental response, whether you received any valuations or projections prepared by the general partner or its affiliates and obtained by you that are materially related to the transaction.

Response: Paco did not receive any valuations or projections prepared by the general partner or affiliates that are materially related to the transaction.

Certain Information Concerning the Purchaser, page 16

6.
We note that Mr. David L. Johnson is included in the definition of “13D Joint Filers.” Further, we note the reference to Mr. Johnson’s control of certain members of the Park Group, of which Paco is a member, and the apparent court actions described in the Partnership’s Schedule 14D-9 filed March 17, 2006. Please provide us with your analysis as to whether this or any other proceeding, criminal, judicial, or administrative is required to be disclosed pursuant to item 3 and General Instruction C to Schedule TO. See also Item 1003 of Regulation M-A.

Response: Paco does not believe the court actions described in the Partnership's Schedule 14D-9 filed March 17, 2006, is required to be disclosed pursuant to Item 1003 of Regulation M-A. Item 1003, in relevant part, provides that disclosure is required when (i) "the person was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors)" and (ii) "the person was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws."

Celeste M. Murphy, Esq.
April 11, 2006

Mr. Johnson was not convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor did the court action described in the Partnership’s Schedule 14D-9 result in a judgment, decree or final order enjoining Mr. Johnson from future violations of federal or state securities laws, or find any violation of federal or state securities laws.

Closing Comments

While acknowledging the Staff's position, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so. To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from bidders a recitation of such law. To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require bidders to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.

Please do not hesitate to contact me at (816) 460-5806 with any questions or comments you may have regarding the above responses.

Very truly yours,

LATHROP & GAGE L.C.

By:  /s/ Scott M. Herpich
Scott M. Herpich